UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.    5    )

Engex, Inc.
_______________________________________________
(Name of Issuer)

Common Stock, $.10 par value
_______________________________________________
(Title of Class of Securities)

292851102
_______________________________________________
(CUSIP Number)

December 31, 2010
_______________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)
[ x ]           Rule 13d-1(c)
[    ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP NO. 292851102		13G/A	Page 2 of 5 pages
1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Selengut
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 130,180
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 130,180
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,180
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 292851102		13G/A	Page 3 of 5 pages
1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Venturetek, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 130,180
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 130,180
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,180
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8%
12	TYPE OF REPORTING PERSON PN

Page 4 of 5 pages
Item 1.	(a)	Name of Issuer
Engex, Inc.

	(b)	Address of Issuer's Principal Executive Offices
44 Wall Street, 2nd Floor
New York, NY 10005

Item 2.	(a)	Name of Person Filing
This statement is filed on behalf of David Selengut (“Selengut”) and Venturetek, L.P. (“Venturetek”) (together, the “Reporting Parties”).

	(b)	Address of Principal Business Office or, if none, Residence
The Reporting Parties’ business address is 150 East 42nd Street, New York, NY 10017.

	(c)	Citizenship
Venturetek is a Delaware partnership and Selengut is a citizen of the United States.

	(d)	Title of Class of Securities
Common Stock, $.10 par value (“shares”)

	(e)	CUSIP Number
292851102

Item 3.                     Not Applicable.

Item 4.	Ownership

	(a)(b)	Amount beneficially owned: As of December 31, 2010, the Reporting Parties may be deemed to beneficially own 130,180 shares or 8% consisting of 130,180 shares owned directly by Venturetek. (1).

	(c)	Selengut, through Taurus Max LLC, is the general partner of Venturetek and has sole voting and dispositive control of shares owned by each of them.
______________________________________

(1)    Not  included  are  shares  owned by a limited  partnership,  some of whose limited partners are limited partners of Venturetek,  L.P.; (ii) shares owned by Ruki Renov, either directly by her, held in custodial accounts under the Uniform  Gift to Minors Act (UGMA),  or held in family  partnerships;  (iii) shares owned by Esti Stahler in custodial accounts  under the Uniform Gift to Minors Act (UGMA) and in a family partnership. Ms. Renov and Ms. Stahler are limited partners of Venturetek, L.P., and they are children of  J. Morton  Davis,  who is the Chairman, President,  and  investment  advisor  of the Issuer.

                                                                                                                                                                                                                                                  Page 5 of 5 pages

Item 5 - 9                       Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Venturetek, L.P.
Taurus Max, LLC, GP

Date: February 9, 2011	By:	/s/ David Selengut
Name: David Selengut, Member

Date: February 9, 2011	/s/ David Selengut
Name: David Selengut